Mail Stop 3561

				July 5, 2005

James Davidson
Chief Financial Officer
United Auto Group, Inc.
One Harmon Plaza, 9th Floor
Secaucus, NJ 07094

		RE:	United Auto Group, Inc.
			File No. 1-12297
			Form 10-K for the year ended December 31, 2004

Dear Mr. Davidson:

	We reviewed your responses to our prior comments on the above referenced filings as set forth in your letter dated June 10, 2005.
Our review resulted in the following accounting comments.

Form 10-K for the Year Ended December 31, 2004

1. We note your response to comment four of our letter dated May
20,
2005. Explain to us how you are determining and measuring the fair values of the warrants each reporting period. Please be detailed in your response. Furthermore, explain to us where you are recording the fair value of the warrants in your consolidated balance sheets.
Based on your results of operations discussion, it appears you are recognizing the value of these warrants as a finance and insurance activity. Please explain your reasoning for income statement classification in revenue as opposed to other income. We may have further comment.

2. We note your response to comment 12 of our letter dated May 20, 2005. Quantify for us the amount of the restatement. In this regard, we assume the goodwill restatement was immaterial and there were no impairment issues. If this is not the case, please explain.
Finally, explain how you account for cumulative translation adjustment upon classification of foreign dealerships as held for sale.

3. Please expand your response to comment 13 of our letter dated
May
20, 2005. In this regard, tell us the nature of your representation on the boards of directors including the total number of board members and the number of representatives for your company on the boards for each investment. Also, tell us the nature and extent of your participation in management and policy-making decisions. Further, you state that the balance of ownership in all cases is with an individual or closely held group that exercises significant influence or control. Clarify how those parties representation on the boards of directors and participation in management and policy-making decisions is distinct from yours such that you do not have controlling financial interests in these entities.

4. We note your response to comment 16 of our letter dated May 20, 2005. Explain if these acquisitions were taxable or nontaxable transactions. Quantify for us the amount of tax deductible goodwill.
Also, please explain to us if any recorded tax goodwill exceeds the recorded amount of goodwill for financial reporting purposes. If applicable, please provide to us the calculations prescribed under paragraphs 262 and 263 of SFAS No. 109. Supplement your response with examples that led to the recording of the deferred tax liabilities associated with your deductible goodwill.

5. We note your response to comment 24 of our letter dated May 20, 2005. Provide to us your analysis with respect to your operating segments. In this regard, we note that you sell new and used cars, you have significant international operations, you have a service and parts operation, and you have a finance and insurance operation. If possible, please supplement your response by providing us with examples of internal reports that your management uses to assess the performance of your business such as budgets, flash reports and internal financial statements. See paragraph 10 of SFAS No. 131. We may have further comment.

6. Prospectively, present separately the costs and expenses applicable to each category of revenues you present on your consolidated statements of income. See Item 5-03 of Regulation S-X.

	```````````````````````````````````````````````As
appropriate,
please respond to these comments within 10 business days or tell us when you will provide us with a response. Please provide us with a response letter that keys your response to our comment and provides any requested supplemental information. Please file your response letter on EDGAR as a correspondence file.
`








		If you have any questions regarding this comment, please direct them to Robert Babula, Staff Accountant, at (202) 551-3339 or, in his absence, to the undersigned at (202) 551-3841. Any other questions regarding disclosures issues may be directed to H.
Christopher Owings, Assistant Director at (202) 551-3725.





			Sincerely,



			Michael Moran, Esq.
			Branch Chief


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Mr. James Davidson
United Auto Group
July 5, 2005
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